Exhibit 99.1

UCI Enters Into Definitive Agreement to Sell Wells Vehicle Electronics Business

LAKE FOREST, IL. — May 8, 2015 — UCI Holdings Limited (“UCI”), the parent company of UCI International, Inc. (“UCI International”), announced today that it has entered into an agreement to sell its Wells vehicle electronics business to NGK Spark Plug Co, Ltd. for an aggregate amount of approximately $257 million, subject to certain adjustments based on closing date cash, indebtedness and working capital.

The transaction is expected to close early in the third quarter of 2015, pending final regulatory approvals and the satisfaction of other customary closing conditions.

Sawaya Segalas & Co., LLC and Nomura Securities International, Inc. acted as financial advisors to UCI on this transaction.

About UCI International

UCI International is among North America’s largest and most diversified companies servicing the vehicle replacement parts market. The company supplies a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. The company’s customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

This press release may contain “forward-looking statements.” Forward-looking statements include statements regarding the goals, beliefs, plans or current expectations of UCI, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements.